                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(1)
                               (AMENDMENT NO. )*

                           PRISM FINANCIAL CORPORATION
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   74264Q 10 8
                                   -----------
                                 (CUSIP Number)

                                ROBERT K. HORTON
                              SENIOR VICE PRESIDENT
                              ROYAL BANK OF CANADA
                                 200 BAY STREET
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5
                            TELEPHONE: (416) 974-5151
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 10, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 20 pages

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
 CUSIP No.     74264Q 10 8                          Page   2     of  20 pages
-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON:                            Royal Bank of Canada
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**               (a) [ ]
                                                                        (b) [ ]
---------------------------------------------------------------------------------

3.     SEC USE ONLY

---------------------------------------------------------------------------------

4.     SOURCE OF FUNDS:
       WC
---------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]
---------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:                              Canada

---------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER:
     NUMBER OF            0
                    -------------------------------------------------------------
      SHARES        8.    SHARED VOTING POWER:
   BENEFICIALLY           9,143,566 (1)
                    -------------------------------------------------------------
   OWNED BY EACH    9.    SOLE DISPOSITIVE POWER:
     REPORTING            0
                    -------------------------------------------------------------
    PERSON WITH     10.   SHARED DISPOSITIVE POWER:
                          9,143,566 (1)
---------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON:                                           9,143,566 (1)
---------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES**
---------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              62.3%(2)

---------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON:                                              BK

---------------------------------------------------------------------------------

------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(2) Based on 14,670,560 shares outstanding at January 31, 2000, as represented by the Issuer in the Merger Agreement attached hereto as Exhibit A.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
 CUSIP No.     74264Q 10 8                          Page   3     of  20  pages
-------------------------------------------------------------------------------
                                                          Prism Acquisition
1.     NAME OF REPORTING PERSON:                          Subsidiary, Inc.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**               (a) [ ]
                                                                        (b) [ ]
---------------------------------------------------------------------------------

3.     SEC USE ONLY

---------------------------------------------------------------------------------

4.     SOURCE OF FUNDS:
       OO
---------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]
---------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

---------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER:
     NUMBER OF            0
                    -------------------------------------------------------------
      SHARES        8.    SHARED VOTING POWER:
   BENEFICIALLY           9,143,566 (1)
                    -------------------------------------------------------------
   OWNED BY EACH    9.    SOLE DISPOSITIVE POWER:
     REPORTING            0
                    -------------------------------------------------------------
    PERSON WITH     10.   SHARED DISPOSITIVE POWER:
                          9,143,566 (1)
---------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                 9,143,566 (1)
       REPORTING PERSON:
---------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES**
---------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             62.3% (2)

---------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON:                                              CO

---------------------------------------------------------------------------------

------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(2) Based on 14,670,560 shares outstanding at January 31, 2000, as represented by the Issuer in the Merger Agreement attached hereto as Exhibit A.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
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-------------------------------------------------------------------------------

This statement is filed by Royal Bank of Canada ("Parent") and Prism Acquisition Subsidiary, Inc., formerly known as Rainbow Acquisition Subsidiary, Inc. ("Purchaser"), with the U.S. Securities and Exchange Commission on March 20, 2000.


ITEM 1.      SECURITY AND ISSUER.

             This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Prism Financial Corporation (the "Company"). The Company's principal executive offices are located at 440 North Orleans, Chicago, Illinois 60610.

ITEM 2.      IDENTITY AND BACKGROUND.

(a)-(c) and  This Statement is filed by Purchaser, a Delaware corporation, and
(f) Parent, a Canadian commercial bank of which Purchaser is a wholly owned, indirect subsidiary. Purchaser was formed solely for the purpose of acquiring all of the issued and outstanding Shares of Common Stock together with associated rights to purchase preferred stock ("Rights," the Common Stock and the Rights, herein collectively, the "Shares"), pursuant to a Merger Agreement, dated as of March 10, 2000, among Parent, the Company and Purchaser, a copy of which is attached as Exhibit A hereto (the "Merger Agreement"). Unless otherwise indicated, capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

             Purchaser has a principal place of business and principal office at Wilmington Trust Center, 1100 North Market Street, Suite 780, Wilmington, Delaware 19801, and Parent has a principal place of business and principal office at 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. For information required by Instruction C to Schedule 13D with respect to each of Parent and Purchaser, reference is made to Schedule I annexed hereto and incorporated herein by reference.

(d)-(e) None of Parent, Purchaser, or to the best knowledge of either, any of the persons listed on Schedule I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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                                 SCHEDULE 13D
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ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Pursuant to the Merger Agreement, subject to the terms and conditions therein, Purchaser has agreed to (i) commence an offer to purchase any and all outstanding Shares at a price of $7.50 per Share (the "Per Share Amount") and (ii) as soon as practicable after the consummation of the Offer, consummate the Merger (as defined below). Holders of outstanding options to purchase Common Stock that have vested prior to the Effective Time of the Merger, the exercise price of which is less than the Per Share Amount will be entitled to receive an amount, without interest, in cash paid at the Effective Time equal to the excess of the Per Share Amount over the exercise price per share of the option, net of applicable taxes, multiplied by the number of shares of Common Stock subject to such option.

             All funds necessary to consummate the Offer and the Merger are estimated to be approximately $113.8 million. Such funds will be obtained from working capital of Parent and will be contributed to Purchaser prior to the Tender Offer Purchase Time. Purchaser will not use funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

             In order to induce Parent and Purchaser to enter into the Merger Agreement and to perform their obligations thereunder and as a condition thereof, certain stockholders of the Company have entered into the Stockholders' Agreement described in Item 6 of this
             Schedule 13D with respect to their Shares. No Shares were purchased by Parent or Purchaser pursuant to the Stockholders' Agreement and thus no funds were used for such purpose.

ITEM 4.      PURPOSE OF THE TRANSACTION.

(a)-(c) and  Parent, the Company and Purchaser have entered into the Merger
(j) Agreement, pursuant to which Purchaser will offer to purchase the Shares, at the Per Share Amount net to the seller in cash, less any required withholding of taxes (the "Offer"). The Merger Agreement provides that Purchaser will be merged with and into the Company (the "Merger") as soon as practicable following the purchase by Purchaser of 90% or more of the issued and outstanding Shares in the Offer or any requisite stockholder meeting. Following the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned, indirect subsidiary of Parent, and the separate corporate existence of Purchaser will cease. Pursuant to the Merger Agreement, each Share, together with any associated Rights, issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held by any of the Company's subsidiaries and Shares held by Parent, Purchaser or any other subsidiary of Parent), will be converted into and shall become the right to receive the Per Share Amount in cash, without interest. The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement.

             The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
 CUSIP No.     74264Q 10 8                          Page   6     of  20  pages
-------------------------------------------------------------------------------

             not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement.

             Except as described in the Merger Agreement and in this Item 4, neither Parent nor Purchaser has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company (the "Company Board") or management of the Company;
             (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act").

(d) The Merger Agreement provides that promptly after the Tender Offer Purchase Time, and from time to time thereafter, Purchaser shall be entitled to designate that number (but no more than that number) of directors of the Company constituting a majority of the Company Board, and the Company shall use its best efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Company Board (subject to the provisions of Article Fifth of the Company's Certificate of Incorporation) or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Company Board and to cause Purchaser's designees to be so elected and to constitute at all times after the Tender Offer Purchase Time a majority of the Company Board. At such times, the Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board (other than any committee of the Company Board established to take action under this Agreement), (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, the Company shall retain at least three directors who are directors of the Company on the date of the Merger Agreement and Parent and Purchaser will not, and will cause their affiliates not to, (A) initiate, propose, vote for or solicit others to vote for, any change in the number of directors of Prism Mortgage Company, an Illinois

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
 CUSIP No.     74264Q 10 8                          Page   7     of  20  pages
-------------------------------------------------------------------------------

             corporation and a wholly owned subsidiary of the Company, as of the date of the Merger Agreement or (B) take any action that would be reasonably likely to result in any change described in the foregoing clause (A). The Company's obligation to appoint designees to the Board is subject to Section 14(f) of the Act and Rule 14f-1 promulgated thereunder.

             The directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and will hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until the next annual meeting of stockholders and until their respective successors are duly elected or appointed and qualified. The officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation and will hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(e) Pursuant to the Merger Agreement, the Company has agreed that, prior to the consummation of the Merger, unless Parent shall otherwise agree in writing or as otherwise contemplated in the Merger Agreement, each of the Company and its subsidiaries will not declare, set aside or pay any dividends on, or make other distributions in respect of any of the Company's stock.

(f) It is expected that, initially following the Merger, the business operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

(g) The Certificate of Incorporation of Purchaser in effect at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of Purchaser in effect at the Effective Time will be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

(h) It is Parent's current intention to cause the Company to terminate the inclusion of the Shares on the Nasdaq National Market following the Tender Offer Purchase Time and the record date of the Stockholders' Meeting. Inclusion of the Shares on the Nasdaq National Market is voluntary, so the Company may terminate that inclusion at any time. In addition, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the Nasdaq National Market.

(i) The Shares are currently registered under the Act. The purchase of the Shares

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
 CUSIP No.     74264Q 10 8                          Page   8     of  20  pages
-------------------------------------------------------------------------------

             pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Act. Pursuant to the Merger Agreement, the Company has agreed, at the earliest practicable time following the Tender Offer Purchase Time (but in no event prior to the record date of the Stockholders' Meeting, if any), if the number of holders of record of the Shares at such time is smaller than 300, to take all steps necessary or appropriate to terminate registration of the Shares under the Act, including without limitation the filing of Form 15 under the Act with the Securities and Exchange Commission and of a notice to the Nasdaq National Market to delist the Shares.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Each of Parent and Purchaser may be deemed to have beneficial ownership of, and shared voting and disposition power with respect to, an aggregate of 9,143,566 Shares, which constitutes approximately 62.3% of the 14,670,560 Shares of the Company issued and outstanding as of January 31, 2000 (based on the Company' representation of its capitalization in the Merger Agreement). Reference is made to the information set forth in
             Schedule I to the Stockholders' Agreement, which is incorporated herein by reference.

             Each of Parent and Purchaser may be deemed to have beneficial ownership of, and shared voting and disposition power with respect to, these Shares pursuant to the Stockholders' Agreement, pursuant to which each Stockholder has granted to Purchaser or its designee, effective on the date of the Stockholders' Agreement, an irrevocable option (each, an "Option") to purchase all Shares owned by such Stockholder at a purchase price per Share equal to the Per Share Amount. Purchaser may exercise the Options at any time and from time to time, following the occurrence of a Purchase Event (as defined in the Stockholders' Agreement). The Options will expire and be of no further force and effect upon the earliest to occur of
             (i) the Tender Offer Purchase Time, (ii) at the close of business on the third business day after the receipt by Parent of a Superior Proposal Notice or (iii) the 90th day after the exercise of the Options, if the purchase of the Shares pursuant to the options has not occurred. The purchase of Shares pursuant to the Options is subject to the satisfaction of the following conditions: (i) to the extent necessary, all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the acquisition of the Shares shall have been terminated or have expired and all applicable approvals and notices under the Canadian Bank Act (the "Bank Act") or the Bank Holding Company Act of 1956 (the "Bank Holding Act") and any other approvals, notices, authorizations or consents shall have been filed or obtained and (ii) no preliminary of permanent injunction prohibiting the exercise of the Options or delivery of the Shares shall be in effect.

             Each of Parent and Purchaser, however, hereby disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that either Parent or Purchaser is, for any or all purposes, the beneficial owner of the

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
 CUSIP No.     74264Q 10 8                          Page   9     of 20  pages
-------------------------------------------------------------------------------

             securities covered by this Statement. Other than as provided in the first sentence of this Item 5, none of Parent, Purchaser or to the best knowledge of either, any of the persons listed on Schedule I hereto, owns or has any right to acquire, directly or indirectly, the Shares.

(c) Except pursuant to the Merger Agreement and the Stockholders' Agreement, none of Parent, Purchaser or, to the best knowledge of either, any of the persons listed on Schedule I hereto, has effected any transaction in the Shares during the past 60 days.

(d) Until Purchaser's exercise of the Options, each Stockholder will have the right to receive dividends from, and the proceeds from the sale, subject to certain restrictions on transferability imposed under the Stockholders' Agreement, of such Stockholders' Shares.

(e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Concurrently with the execution of the Merger Agreement, Parent, Purchaser and the Stockholders have entered into the Stockholders' Agreement. The following summary of certain provisions of the Stockholders' Agreement, which is filed as Exhibit B hereto, is qualified in its entirety by reference to the text of the Stockholders' Agreement. Capitalized terms used in this Item 6 but not otherwise defined in this Item 6 or in the Merger Agreement have the meanings ascribed to them in the Stockholders' Agreement.

             Pursuant to the Stockholders' Agreement, each Stockholder has agreed to tender the Shares owned by such Stockholder into the Offer promptly after Parent causes Purchaser to commence the Offer, but in no event later than five business days after the date on which the Stockholder receives the offer to purchase and related letter of transmittal for tendering such Shares. Each Stockholder has further agreed not to withdraw any Shares so tendered unless and until after the Termination Date.

             Each Stockholder has further agreed that, during the period commencing on the date of the Stockholders' Agreement and continuing until the first to occur of the Effective Time or the Termination Date, the Stockholder will vote (or cause to be voted) its Shares (i) in favor of approval of the Merger Agreement, all transactions contemplated thereby, and any actions required in furtherance thereof; (ii) against any action or agreement that is intended to or could impede, interfere with, or prevent the Offer or the Merger or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or the Stockholders' Agreement; and
             (iii) except as specifically

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                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   10    of  20  pages
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             requested in writing in advance by Parent, against certain actions specified in the Stockholders' Agreement, including extraordinary corporate transactions, dispositions of assets outside the ordinary course of business, any reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or affiliates, and any amendment of the Company's Certificate of Incorporation or Bylaws.

             In order to secure their respective obligations under the Stockholders' Agreement, each Stockholder has granted to James T. Rager and Robert K. Horton, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and any other designee of Parent, an irrevocable proxy to vote the Stockholder' Shares, or grant a consent or approval in respect of the Stockholder's Shares, with respect to the matters described above on which the Shares are entitled to vote from the date that all waiting periods under the HSR Act applicable to the acquisition of the Shares have been terminated or have expired and any and all applicable approvals and notices under the Bank Act or the Bank Holding Company Act and any other required approvals, notices, authorizations or consents have been filed or obtained, and until the Tender Offer Purchase Time.

             In addition, each Stockholder has agreed not to (i) tender its Shares in any tender offer or exchange offer for the Shares other than the Offer; (ii) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract for the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Shares; (iii) except as contemplated by the Stockholders' Agreement, grant any proxies or powers of attorney, deposit any of its Shares into a voting trust or enter into a voting agreement with respect to any Shares; or
             (iv) take any action that would make any representation or warranty of the Stockholder untrue or incorrect or have the effect of preventing or impairing such Stockholder from performing its obligations under the Stockholders' Agreement.

                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   11    of  20 pages
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ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit A      Merger Agreement, dated as of March 10, 2000,
                            among Parent, the Company and Purchaser.

             Exhibit B      Stockholders' Agreement, dated as of March 10,
                            2000, by and among Parent, Purchaser and the stockholders of the Company listed on Schedule I thereto.

                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   12    of  20 pages
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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  March 20, 2000



                                        ROYAL BANK OF CANADA


                                        By:    /s/ ROBERT K. HORTON
                                               ---------------------------------
                                               Robert K. Horton
                                               Senior Vice President

                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   13    of  20  pages
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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  March 20, 2000



                                        PRISM ACQUISITION SUBSIDIARY, INC.


                                        By:    /s/ ROBERT K. HORTON
                                               ---------------------------------
                                               Robert K. Horton
                                               Senior Vice President

                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   14     of 20  pages
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                                EXHIBIT INDEX

Exhibit A         Merger Agreement, dated as of March 10, 2000, among Parent, the Company and Purchaser.

Exhibit B         Stockholders' Agreement, dated as of March 10, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on Schedule I thereto.

                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   15    of 20  pages
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                                  SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1.    DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

      The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Parent. Unless otherwise indicated, the business address of each such person is c/o Parent at 200 Bay Street, Toronto, Ontario, Canada, M5J 2J5 and each such person is a citizen of Canada.



DIRECTORS                 PRESENT PRINCIPAL OCCUPATION

John E. Cleghhorn         Chairman and Chief Executive Officer, Royal Bank of
                          Canada

George A. Cohon           Founder and Senior Chairman, McDonald's Restaurants
McDonald's Place          of Canada Limited
Toronto, Ontario
M3C 3L4 Canada

G.N. (Mel) Cooper         Chairman and Chief Executive Officer, Seacoast
825 Broughton Street      Communications Group Inc.
Victoria, British
Columbia
V8W 1E5 Canada

John T. Ferguson          Chairman of the Board, Princeton Developments Ltd.
Suite 1400
9915-108 Street
Edmonton, Alberta
T5K 2G8 Canada

L. Yves Fortier           Chairman, Ogilvy Renault
1981 McGill College
Avenue
Montreal, Quebec
H3A 3C1 Canada

The Hon. Marie Gilberte   Senior Partner, Desjardins Ducharme Stein Monast
Paule Gauthier
Bureau 300
1150 de Claire-Fontaine
Quebec, Quebec
G1R 5G4 Canada



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


                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   16    of 20  pages
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J.M. Edward Newall        Chairman of the Board, NOVA Chemicals Corporation
Newall and Associates
#2015 Bankers Hall
855 2nd Street S.W.
Calgary, Alberta
T2P 4J7, Canada

David P. O'Brien          Chairman, President and Chief Executive Officer,
1800 Bankers Hall East,   Canadian Pacific Limited
855-2nd St. SW
Calgary, Alberta
T2P 4Z5, Canada

Robert B. Peterson        Chairman, President and Chief Executive Officer,
111 St. Clair Avenue West Imperial Oil Limited
Toronto, Ontario
M4V 1N5 Canada

Hartley T. Richardson     President and Chief Executive Officer, James
Richardson Building       Richardson & Sons, Limited
30th Floor
One Lombard Place
Winnipeg, Manitoba
R3B 0Y1 Canada

Kenneth C. Rowe           Chairman and Chief Executive Officer, I.M.P. Group
Suite 400                 International Inc.
2651 Dutch Village Road
Halifax, Nova Scotia
B3L 4T1 Canada

Joseph Guy Saint-Pierre   Chairman of the Board, SNC-Lavalin Group Inc.
455 Rene -
Levesque Blvd. West
Montreal, Quebec
H2Z 1Z3 Canada

Robert T. Stewart         R.T. Stewart & Associates
24th Floor
1111 West Georgia Street
Vancouver, British
Columbia
V6E 4M4 Canada



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                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   17    of  20  pages
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Allan R. Taylor           Retired Chairman and Chief Executive Officer, Royal
Suite 1835-North Tower    Bank of Canada
Royal Bank Plaza
Toronto, Ontario
M5J 2J5 Canada

Margaret Sheelagh         Chair, President and Chief Executive Officer, EDS
D. Whittaker              Systemhouse Inc.
6th Floor
33 Yonge Street
Toronto, Ontario
M5E 1G4 Canada

Victor L. Young           Chairman and Chief Executive Officer, Fishery
70 O'Leary Avenue         Products International Limited
St. John's, Newfoundland
A1C 5L1 Canada


EXECUTIVE OFFICERS        PRESENT EMPLOYMENT
------------------        ------------------

John E. Cleghorn          Chairman and Chief Executive Officer

Gordon J. Feeney          Deputy Chairman

Anthony S. Fell           Deputy Chairman
                          Chairman, RBC Dominion Securities Inc.

Peter W. Currie           Vice-Chairman and Chief Financial Officer

Suzanne B. Labarge        Vice-Chairman and Chief Risk Officer

Martin J. Lippert         Vice-Chairman and Chief Information Officer

W. Reay Mackay            Vice-Chairman, Wealth Management
                          Chairman and Chief Executive Officer, Royal Trust

James T. Rager            Vice-Chairman, Personal & Commercial Banking
Citzenship:
United States

Gordon M. Nixon           Deputy Chairman and Chief Executive Officer, RBC
                          Dominion Securities Inc.

W. James Westlake         President and Chief Executive Officer, RBC
                          Insurance Holdings Inc.

Janice Fukakusa           Executive Vice-President, Administration, Personal
                          and Commercial Banking

Mark K. Tonnesen          Executive Vice-President, Cards, Personal and
                          Commercial Banking


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

                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   18    of   pages
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Rod S. Pennycock          Executive Vice-President, Distribution and Service
                          Delivery, Personal and Commercial Banking

Shauneen E. Bruder        Senior Vice-President, Marketing, Personal and
                          Commercial Banking

E. Gay Mitchell           Executive Vice-President, Products, Personal and
                          Commercial Banking

Anne Lockie               Executive Vice-President, Sales, Personal and
                          Commercial Banking

David S.E. Noble          Chief Executive Officer, Security First Network Bank

Bruce A. Mackenzie        Senior Vice-President, Atlantic Region, Personal
                          and Commercial Banking

Anne L.B. Sutherland      Senior Vice-President, British Columbia and Yukon
                          Region, Personal and Commercial Banking

George F. Gaffney         Executive Vice-President, Ontario Region, Personal
                          and Commercial Banking

Gord G. Tallman           Senior Vice-President, Prairies Region, Personal
                          and Commercial Banking

Monique F. Leroux         Senior Vice-President, Quebec Region, Personal and
                          Commercial Banking

Mike F. Phelan            Vice-President, Bahamas and Cayman Islands Region,
                          Personal and Commercial Banking

C. Doug Maloney           Vice-President, Barbados and Eastern Caribbean
                          Region, Personal and Commercial Banking

Peter Armenio             Vice-President and Director, Private Client
                          Division, Wealth Management

William Hatanaka          Vice-President and Director, Royal Service
                          Corporation, Wealth Management

F. Thomas McCullough      Vice-President and Director, Marketing and Product,
                          Wealth Management

K. Michael Edwards        President and Chief Executive Officer, Royal Trust
                          Investment Management

Michael J. Lagopolous     Senior Vice-President, Global Private Banking

Charles M. Winograd       President and Chief Operating Officer, RBC Dominion
                          Securities Inc.

William Moriarty          Managing Director, Head Global Equities, RBC
                          Dominion Securities Inc.


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                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   19    of   pages
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Bruce M. Rothney          Managing Director, Head USA, RBC Dominion
                          Securities Inc.

Andy Scace                Managing Director, Head Global Markets, RBC
                          Dominion Securities Inc.

Mark Hughes               Managing Director, Head Corporate and Investment
                          Banking International, RBC Dominion Securities Inc.

Walter Murray             Managing Director, Head Corporate & Investment
                          Banking Canada, RBC Dominion Securities Inc.

Jane E. Lawson            Senior Vice-President and Corporate Secretary

David R. Allgood          Senior Vice-President-Taxation

Francine P. Blackburn     Senior Vice-President and Chief Internal Auditor

Ian A. Mackay             Executive Vice-President, Corporate Treasury

Ron A. Masleck            Senior Vice-President, Real Estate Operations

John Merriam              Senior Vice-President, Finance

Nabanita Merchant         Senior Vice-President, Investor Relations

E.K. (Ted) Weir           Senior Vice-President and General Counsel

Charlie S. Coffey         Executive Vice-President

Dennice M. Leahy          Senior Vice-President

Norm C. Achen             Senior Vice-President, Corporate and Investment
                          Banking

David W. Dougherty        Senior Vice-President, Trading Risk and Insurance

Morten N.Friis            Senior Vice-President Credit Risk

Donald A.B. Graham        Senior Vice-President, Personal and Commercial
                          Banking

R.G. (Bob) Hall           Senior Vice-President, Credit Risk

John McCalllum            Senior Vice-President, Economics

Pam G. Pitz               Senior Vice-President, Risk Policy, Portfolio
                          Management and Operational Risk

Robert H. Aylward         Senior Vice-President, Payments and Settlement
                          Services

John D. Joyce             Senior Vice-President, Information Processing

John Reitsma              Senior Vice-President, Production Systems Support

                          Senior Vice-President, Distributed Systems &
R. Dick Swadley           Networking

Allan C. Tinney           Senior Vice-President, Products and Enterprise
                          Solutions

John K. Truman            Senior Vice-President, Royal Investment Services
                          Technology


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                                 SCHEDULE 13D
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 CUSIP No.     74264Q 10 8                          Page   20    of  20  pages
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2.    DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

      The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. The business address of each such person is c/o Parent at 200 Bay Street, Toronto, Ontario, Canada, M5J 2J5 and each such person is a citizen of Canada.

DIRECTOR AND
EXECUTIVE OFFICERS        PRINCIPAL OCCUPATION
------------------        --------------------

Robert K. Horton          Director, Chief Executive Officer, Senior Vice
                          President, and Secretary/Treasurer, Prism
                          Acquisition Subsidiary, Inc.
                          Senior Vice President, Strategic Initiatives, Royal
                          Bank of Canada

Timothy A. Prior          President, Prism Acquisition Subsidiary, Inc.
                          Senior Manager, Strategic Initiatives, Royal
                          Bank Financial Group


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